     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 1, 1995



                                                               FILE NO. 811-8970

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1
                                       TO
                                  FORM N-8B-2


                   REGISTRATION STATEMENT OF UNIT INVESTMENT
                           TRUSTS WHICH ARE CURRENTLY
                               ISSUING SECURITIES

                        PURSUANT TO SECTION 8(B) OF THE
                         INVESTMENT COMPANY ACT OF 1940

                 CG VARIABLE LIFE INSURANCE SEPARATE ACCOUNT II
                                       OF
                   CONNECTICUT GENERAL LIFE INSURANCE COMPANY

                  ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES
                ONLY FOR PURPOSES OF INFORMATION PROVIDED HEREIN

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ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

        CG Variable Life Insurance Separate Account II of Connecticut General Life Insurance Company ("Account"). The Account has no Internal Revenue Service Employer Identification number.

    (b) Furnish title of each class or series of securities issued by the trust.

        Flexible Premium Variable Life Insurance Policies ("Policies"). Policy provisions may vary in some states to comply with applicable law. Policies may be issued either on an individual or a group basis. The terms "Policy" and "Policies" herein encompass individual certificates, and the rights of certificate holders, under group contracts. "Policyowners" includes certificate holders under group contracts.

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

    Connecticut General Life Insurance Company ("Company")
    900 Cottage Grove Road
    Hartford, CT 06152

    Internal Revenue Service Employer
    Identification Number:  06-0303370

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

    Not applicable.

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

    CIGNA Financial Advisors, Inc. ("CFA")
    900 Cottage Grove Road
    Hartford, CT 06152

    Internal Revenue Service Employer
    Identification Number:  06-0841987

5. Furnish name of state or other sovereign power, the laws which govern with respect to the organization of the trust.

    Connecticut.

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

        The Account was established under Connecticut law pursuant to a resolution of the Board of Directors of the Company dated July 6, 1994. The Account will continue in existence until the Company's Board of Directors directs that it be terminated.

    (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

        Not applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930.

    Not applicable.

8.  State the date on which the fiscal year of the trust ends.

    December 31.

MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

    No such legal or administrative proceedings are pending. No legal or administrative proceedings are known to be contemplated by a governmental authority.

                                      II.
                        GENERAL DESCRIPTION OF THE TRUST
                          AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES
OF THE TRUST AND THE RIGHTS OF HOLDERS

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

    (a) Whether the securities are of the registered or bearer type.

        The Policies which are to be issued are of the registered type, insofar as the Policies are personal to the owners of the Policies ("policyowners"), and the records concerning the policyowners are maintained by or on behalf of the Company.

    (b) Whether the securities are of the cumulative or distributive type.

        The Policies are of the cumulative type, providing for no distribution of income, dividends, or capital gains. Such amounts are not separately identifiable but are reflected in the accumulation value and may be reflected in death benefit under a Policy at any time.

    (c) The rights of security holders with respect to withdrawal or redemption.

        A Policy may be cancelled within the right-to-examine period in accordance with applicable state law. In most states, the Policy must be returned within the later of (i) 10 days after receipt by a policyowner of the Policy and the Company's notice to the policyowner of this right or (ii) 45 days after the application for insurance is signed by the applicant and mailed or delivered to the Company or its representative. If the Policy is cancelled in a timely fashion, the Company will refund the premiums paid, without interest, unless state law requires otherwise. The initial premium is held in the Company's general account and not allocated to the Account even if the policyowner so directed until three business days following expiration of the right-to-examine period. Refunds will usually occur within seven days of notice of cancellation although a refund of premiums paid by check may be delayed until the check clears a policyowner's bank.

        At any time before the death of the insured, a policyowner may totally or partially surrender a Policy by sending a written request to the Company at its Variable Products Service Center (the "Center"). The amount of a partial surrender may be no less than the minimum amount set forth in the Policy, currently $500, and not more than 90% of the Surrender Value at the end of the valuation period in which the election becomes or would become effective. The amount available for surrender is the Accumulation Value, less any outstanding loan balance, less applicable surrender charges, at the end of the valuation period during which the surrender or request is received at the Center. Accumulation Value in the Account available for surrender on any given valuation day reflects total net premiums (premiums paid less a premium load of 5.0% to cover applicable state and federal taxes and a portion of the sales expenses of the company) allocated to the Account, investment performance through the date of the request, other charges incurred in connection with a Policy, and any previous partial surrenders. No partial surrender will be permitted which would result in a specified amount lower than the then current minimum for which a Policy would be issued. The Accumulation Value will vary daily. The method for calculating Accumulation Value is described in Item 10(i)(3).

        If a Policy is being fully surrendered, it must be returned to the Company along with the request. Any unpaid charges and indebtedness, together with applicable surrender charges, will be deducted from the Accumulation Value.

        Payment of a Policy's Accumulation Value, less applicable transaction and surrender charges, in connection with a partial or full surrender, respectively, will normally occur within seven (7) days after receipt of a written request. Payment may be postponed whenever: (i) the New York Stock Exchange is closed, other than customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission ("Commission"); (ii) the Commission by order permits postponement for the protection of policyowners; (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonable practicable to determine the value of the Account's assets.

        A policyowner may elect to have the surrender amount paid in a lump sum or under one of the settlement options referred to in Item 10(i)(7). Upon the death of the insured, the designated beneficiary is entitled to receive the death benefit under a Policy. The death benefit is described in Item 10(i)(2).

        See Item 13 for a discussion of applicable surrender charges.

    (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

        At any time within 24 months of the issuance of a Policy, the policyowner may convert a Policy to a permanent life insurance policy providing benefits which do not depend on the investment experience of a separate account. The new policy will have, at the policyowner's election, the same specified amount or the same net amount at risk (death benefit less Accumulation Value) as the Policy as well as the same issue age, policy date and rate class as the Policy. No evidence of insurability is required for such an exchange unless the election of the policyowner results in an increase in the net amount at risk.

        A policyowner may obtain policy loans, as described in Item 21.

        A policyowner may make surrenders, as described in Item 10(c), subject to a $25 transaction charge on a partial surrender or applicable surrender charges on a total surrender, as described in Item 13.

        A  policyowner may  allocate net premiums  (premiums paid  less the 5.0%
       premium  load)  among   (a)  the   sub-accounts  of   the  Account   (the
       "Sub-Accounts") and (b) the Fixed Account, as described in Item 15.

        Transfers among the Sub-Accounts are permitted subject to certain conditions. Up to 20% of Policy values in the Fixed Account may be transferred in a policy year to one or more of the Sub-Accounts. However, such transfers from the Fixed Account are only allowed within the 30-day period following a policy anniversary. The first 12 transfers in a policy year are free of any transfer charge. A $25 transfer charge will be imposed for the thirteenth and each subsequent transfer in a policy year. Transfers resulting from policy loans, dollar cost averaging and the exercise of conversion rights will not be subject to any charge and will not count against the number of free transfers. The Company will implement all transfers and determine all values at the end of the valuation period during which the transfer request is received and recorded. The Company may, at any time, revoke or modify the transfer privilege.

    (e) If the trust is the issuer of periodic plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

        The duration of a Policy depends upon the surrender value. Except as noted below, a Policy will lapse only when the surrender value is insufficient to cover the monthly deduction on the monthly anniversary day.

        If the surrender value is insufficient to cover the monthly deduction, the Company will notify a policyowner of the minimum payment needed to keep the Policy in force. A policyowner will have a grace period of 61 days for the Company to receive sufficient payments. The notice will be sent at least 31 days before the end of the grace period. If the Company does not receive a sufficient payment within the grace period, lapse of the Policy will result. If a sufficient payment is received during the grace period, any resulting net premium will be allocated among the Sub-Accounts and the Fixed Account based on the most recent previous premium payment, unless the Company is instructed otherwise, and any monthly deductions due will be charged to the Sub-Accounts and the Fixed Account.

        During the first five policy years, the Policy will not lapse and no grace period will begin provided the premium(s) paid have been at least equal to the guaranteed initial death benefit premiums shown in the Policy, assuming there have been no loans or partial surrenders. After the first five policy years, or if there have been loans or partial surrenders, the Policy may lapse if there is insufficient surrender value to cover the monthly deduction.

        The Company (or "we") will allow reinstatement at any time within the Insured's lifetime; reinstatement will require evidence of insurability, and the payment of an amount which will keep the Policy in force for at least two months.

    (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

        To the extent required by law, the Company will vote the shares of the various mutual funds held in the Account (the "Funds") at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interest in the corresponding Sub-Accounts. If, however, the Investment Company Act of 1940

       ("1940 Act") or any regulation thereunder would be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the Fund(s) shares in its own right, it may elect to do so.

        The number of votes which a policyowner has the right to instruct will be calculated separately for each Sub-Account. This number will be determined by dividing the Policy's Accumulation Value in a Sub-Account by the net asset value per share of the corresponding Fund. In determining the number of votes, fractional shares will be recognized. The number of votes that a policyowner has the right to instruct will be determined as of the date coincident with the date established by the Appropriate Trust for determining shareholders eligible to vote at the meeting of the Fund, but not more than 60 days before the meeting of the Fund. Voting instructions will be solicited by written communication at least 14 days prior to such meeting in accordance with procedures established by the Fund. Each person having a voting interest in the Fund will receive appropriate proxy materials and reports.

        The Company will vote the Fund shares as to which no timely instructions are received in proportion to the voting instructions from others with an interest in the particular Sub-Account. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast by the Company.

        We may, if required by State insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objectives of the Fund or to approve or disapprove an investment advisory contract for a Fund. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we determine that the change would have an adverse effect on the Sub-Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. In the event we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to policyowners.

    (g) Whether security holders must be given notice of any change in:

        (1) the composition of the assets of the trust.

            The  Company  reserves  the   right,  subject  to  compliance   with
            applicable law:

            (i) to  make additions to, deletions  from, or substitutions for the
                Fund shares that are held or purchased by the Account;

            (ii) to eliminate the shares of any Fund and to substitute shares of another open-end, registered investment company, if the shares of that Fund are no longer available for investment, or if in its judgment further investment in that Fund should become inappropriate in view of the purposes of the Account;

           (iii) to eliminate one or more Sub-Accounts, if, in its sole discretion, marketing, tax or investment conditions warrant;

           (iv) to operate the Account  as a management  company under the  1940
                Act;

            (v) to  deregister the Account under the  1940 Act in the event such registration is no longer required; and

           (vi) to combine the Account with one or more of the Company's other separate accounts as may be established.

        In no event will any of the changes described above be made without notice to policyowners in accordance with the 1940 Act and without obtaining, as necessary, prior approval of the Commission.

        (2) the terms and conditions of the securities issued by the trust.

            No changes in the terms and conditions of a Policy that affect a policyowner's rights will be made without notice to the policyowner.

        (3) the provisions of any indenture or agreement of the trust.

            Not applicable.

        (4) the identity of the depositor, trustee or custodian.

            The Account has no trustee or custodian. There is no provision requiring notice to, or consent of, security holders, with respect to a change in the identity of the depositor.

    (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

        (1) the composition of the assets of the trust.

            Consent of policyowners is not required when changing the underlying securities of the Account. However, to change such securities, approval of the Commission is required by Section 26(b) of the 1940 Act. Except as required by Federal or State law or regulation, no action will be taken by the Company which will adversely affect the rights of policyowners without their consent.

        (2) the terms and conditions of the securities issued by the trust.

            No changes in the terms and conditions of a Policy that affect a policyowner's rights will be made without notice to the policyowner.

            The  Company  reserves  the  right  to  amend  the  Policy   without
            policyowner consent as may be necessary to comply with applicable law.

        (3) the provisions of any indenture or agreement of the trust.

            Not applicable.

        (4) the identity of the depositor, trustee or custodian.

            See Item 10(g)(4).

    (i) Any other principal feature of the securities issued by the trust or any
       other  principal   right,  privilege   or  obligation   not  covered   by
       subdivisions (a) to (g) or by any other item in this form.

        (1)  PREMIUM PAYMENTS.  The policyowner may make premium payments in any
            amount  and  at  any  frequency,   subject  to  the  basic   premium
            requirements and certain restrictions stated in the Policy.

            A policyowner may also determine a planned periodic premium payment schedule that provides for the payment of a level premium at a fixed interval for a specified period of time. A policyowner need not make premium payments in accordance with such planned periodic premium schedule and the failure to make a planned payment will not itself cause a Policy to lapse. A policyowner may make unscheduled premium payments subject to restrictions listed in the Policy.

            A load of 5.0% for state and federal taxes and certain sales expenses will be deducted from each premium payment. See Item 13. Additional net premium payments (premium payments net of that load) made by a policyowner while there is indebtedness will be treated first as loan repayments.

            In the application for a Policy, a policyowner can allocate net premiums (total premium less premium load) among the Sub-Accounts and the Fixed Account. The net premium will be allocated on the first valuation day on or following three business days following the expiration of the right-to-examine period (see Item 10(c)) in accordance with the directions in the application. Net premiums paid after the issue date will be allocated in accordance with the policyowner's instructions in the application. Percentages must be in whole numbers, with at least 10% allocated to a particular Sub-Account or the Fixed Account. The allocation for future net premiums may be changed at any time once the Company receives written notification from the policyowner at the Center.

        (2) GENERAL DESCRIPTION OF BASIC POLICY BENEFITS. As long as the Policy remains in force, the Company will, upon receipt of proof of the insured's death, pay the death benefit proceeds of the Policy, reduced by any outstanding indebtedness and due and unpaid charges, to the named beneficiary in accordance with the designated death benefit option. Death benefits will be determined at the end of the valuation period during which the insured dies. The proceeds may be paid in a lump sum or under one or more of the settlement options set forth in the Policy.

            The Policies provide two death benefit options: Death Benefit Option 1 ("Option 1") and Death Benefit Option 2 ("Option 2"). Generally, a policyowner designates the death benefit option in the application. Absent such a designation, Option 1 is in effect. The death benefit under Option 1 is the greater of the specified amount of the Policy ("specified amount") or a specified percentage (the "corridor percentage") times the Accumulation Value (in the latter case, the Policy would be "in the Corridor"). The death benefit under Option 2 is equal to the greater of the specified amount plus the Accumulation Value of the Policy or the corridor percentage times the Accumulation Value.

            A policyowner may, at any time, increase or decrease the specified amount. For any increase, we will require satisfactory evidence of insurability. The effective date of the increase will be the monthly anniversary day on or following approval of the increase by the Company.

            Any increase will increase the Surrender Charge. Decreases will not decrease the Surrender Charge. No decrease may reduce the specified amount to less than the then current minimum for this type of Policy (currently $100,000). Any decrease will be applied first to the most recent increase in coverage under the Policy, if any, then to the next most recent, and so forth.

            Generally, the death benefit option in effect may be changed by sending a written request for change to the Center. The death benefit may not be changed if it would result in a specified amount less than the minimum specified amount then allowed by the Company (currently $100,000). The effective date of any change will be the monthly anniversary day on or following receipt of the request.

            The specified amount will be changed when a change in death benefit option is made. If the change is from Option 1 to Option 2, the new specified amount will equal the Net Amount at Risk. If the change is from Option 2 to Option 1, the new specified amount will equal the death benefit as of the date of the change.

            There will be no change in Surrender Charge (either increase or decrease) at the time of a change in death benefit option.

        (3) CALCULATION OF EACH SUB-ACCOUNT'S VALUE. When the initial premium has been paid, the Policy's value in a Sub-Account will equal the portion of the net premium allocated to the Sub-Account reduced by the portion of the first monthly deduction allocated to that Sub-Account.

            Thereafter, on each valuation day, the Policy's account value in each Sub-Account will equal:

            (a)  The  Policy's  Accumulation  Value in  the  Sub-Account  on the
                preceding valuation day, multiplied by the net investment factor for the current valuation period; plus

            (b) Any net premium payments  received during the current  valuation period which are allocated to the Sub-Account; plus

            (c) All account values transferred to the Sub-Account from the Fixed
                Account or Loan Account or from another Sub-Account during the current valuation period; minus

            (d) All account values transferred from the Sub-Account to the Fixed
                Account or Loan Account or to another Sub-Account during the current valuation period; minus

            (e)  All partial surrenders from  the Sub-Account during the current valuation period; minus

            (f)  The  portion  of  the   monthly  deduction  allocated  to   the
                Sub-Account during the current valuation period.

            A Policy's Accumulation Value equals the sum of a Policy's value in each Sub-Account plus the Policy's Fixed Account Value, plus the Loan Account Value. Because Accumulation Value is dependent upon a number of variables, including the investment experience of the chosen Fund(s), the frequency and amount of premium payments, transfers and surrenders, and charges assessed in connection with the Policy, the Policy's Accumulation Value cannot be predetermined.

        (4) INVESTMENT PERFORMANCE. The net investment factor measures investment performance during a valuation period. Each Sub-Account has its own distinct net investment factor. In calculating the Sub-Account's net investment factor for a valuation period, the net asset value for each share of the Fund in that Sub-Account at the end of the current valuation period is increased by the amount of the Sub-Account's share of any dividend or capital gain distribution declared during the current valuation period and decreased by a charge for taxes. The total is then divided by the net asset value at the end of the preceding valuation period. A charge equivalent to an annual rate of as much as .90% (but initially .80% during the first twelve policy years and .55% thereafter) of the net daily assets for each day in the valuation period is subtracted to compensate the Company for certain mortality and expense risks.

        (5) LOAN PROVISIONS.  See Item 21.

        (6) PAYMENT OF BENEFITS. Death benefits will be determined at the end of the valuation period during which the insured dies and will ordinarily be paid within seven days after the Company receives due proof of death. Payment of the benefits under the Policy may be postponed whenever: (i) the New York Stock Exchange is closed other than customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission;
            (ii) the Commission by order permits postponement for the protection of policyowners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities held by the sub-account is not reasonably practicable or it is not reasonably practicable to determine the value of the Account's net assets.

        (7) SETTLEMENT OPTIONS. Policyowners and beneficiaries, subject to a prior election of the policyowner, may decide the form in which the benefits will be paid. The benefits under a Policy may be paid in a lump sum or under one or more of the settlement options. These choices are also available if a Policy is surrendered. If no election is made, the Company will pay the benefits in a lump sum. The settlement options include: payments for a fixed period; life income; and life income with a guaranteed fixed period.

        (8) OPTIONAL INSURANCE BENEFIT. Subject to certain requirements, an optional insurance benefit, Waiver of Monthly Deductions, may be added to a Policy by rider. The cost of this optional insurance benefit will be deducted as part of the monthly deduction.

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

    The Account invests, at the policyowner's option, in securities of one or more of the Funds (see Item 10(f)), each of which is a mutual fund registered with the Commission as an open-end diversified management company. Each Sub-Account invests solely in shares of one of the sixteen Funds. Each Fund is a series or portfolio of a Delaware or Massachusetts business trust registered under the 1940 Act, except that AIM Variable Insurance Funds, Inc. is a Maryland corporation. See Item 12(a). The sixteen Funds and their investment objectives are as follows:

    AIM V.I. CAPITAL APPRECIATION FUND: Seeks to provide capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

    AIM V.I. GROWTH FUND: Seeks to provide growth of capital through investments
    primarily  in  common  stocks  of  leading  U.S.  companies  considered   by
    management to have strong earnings momentum.

    AIM V.I. VALUE FUND: Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by management to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity markets generally. Income is a secondary objective.

    FIDELITY ASSET MANAGER PORTFOLIO: Seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed-income instruments.

    FIDELITY BOND PORTFOLIO: Seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad range of investment-grade fixed-income securities, with a dollar-weighted average portfolio maturity of ten years or less.

    FIDELITY EQUITY-INCOME PORTFOLIO: Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capital appreciation, seeking to exceed the composite yield on the securities comprising the Standard and Poor's 500 Composite Stock Price Index.

    MFS TOTAL RETURN SERIES: Seeks primarily to obtain above-average income, (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

    MFS UTILITIES SERIES: Seeks capital growth and current income (income above that obtainable from a portfolio invested entirely in equity securities).

    MFS WORLD GOVERNMENTS SERIES: Seeks not only preservation, but also growth, of capital together with moderate current income.

    TEMPLETON ASSET ALLOCATION FUND: Seeks a high level of total return through a flexible policy of investing in stocks and debt obligations of companies and governments of any nation. Templeton Management allocates assets among different investments depending upon its assessment of market and economic conditions.

    TEMPLETON INTERNATIONAL FUND: Seeks long term growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

    TEMPLETON STOCK FUND: Seeks capital growth through a policy of investing primarily in common stocks issued by companies, large and small, in various nations throughout the world.

    QUEST GLOBAL EQUITY PORTFOLIO: Seeks long-term capital appreciation through a global investment strategy primarily involving equity securities.

    QUEST MANAGED PORTFOLIO: Seeks growth of capital over time through investment in a portfolio of common stocks, bonds and cash equivalents, the percentage of which will vary based on management's assessments of relative investment values.

    QUEST SMALL CAP PORTFOLIO: Seeks capital appreciation through investments in a diversified portfolio of equity securities of companies with market capitalizations of under $1 billion.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

    (a) Name of Company.

        AIM Variable Insurance Funds, Inc. ("AIM V.I. Fund"), managed by AIM Advisors, Inc., and distributed by AIM Distributors Inc., 11 Greenway Plaza, Suite 1919, Houston, TX 77046-1173;

        Variable Insurance Products Fund I ("Fidelity Trust I"), managed by Fidelity Management & Research Company, 82 Devonshire Street, Boston, MA 02103;

        Variable Insurance Products Fund II ("Fidelity Trust II"), managed by Fidelity Management & Research Company, 82 Devonshire Street, Boston, MA 02103;

        MFS Variable Insurance Trust ("MFS Trust"), managed by Massachusetts Financial Services Company, 500 Boylston Street, Boston, MA 02116;

        Templeton   Variable  Products  Fund,   ("Templeton  Fund")  managed  by
       Templeton Investment Counsel, Inc. and distributed by Franklin/Templeton Distribution Inc., 700 Central Avenue, St. Petersburgh, FL 33701;

        Quest for Value Accumulation Trust ("Quest for Value Trust"), managed by Quest for Value Advisors, One World Financial Center, New York, NY 10281.

    (b) Name and principal business address of depositor.

        Not applicable.

    (c) Name and principal business address of trustee or custodian.

       AIM V.I. Fund: State Street Bank and Trust Company, 225 Franklin Street, Boston MA 02110.

       Fidelity Asset Manager and Equity-Income Funds: The Chase Manhattan Bank, N.A., 1211 Avenue of the Americas, New York, NY 10036.

       Fidelity Bond Fund: The Bank of New York, 110 Washington Street, New York, NY.

       MFS Trust: Investors Bank & Trust Company, 89 South Street, Boston, MA 02110.

       Templeton Fund: Chase Manhattan Bank, N.A. Metrotech Center, Brooklyn, New York, NY 11245.

       Quest for Value Trust: State Street Bank and Trust Company, P.O. Box 8505, Boston, MA 02266-8505.

    (d) Name and principal business address of principal underwriter.

       AIM V.I. Fund: AIM Distributors Inc., 11 Greenway Plaza, Suite 1919, Houston, TX 97046-1173

       Fidelity   Trusts  I  and  II:   Fidelity  Distribution  Corporation,  82
       Devonshire Street, Boston, MA 02109.

       MFS Trust: MFS Investor Services, Inc., 500 Boylston Street, Boston, MA 02116.

       Templeton Fund: Franklin/Templeton Distribution Inc., 700 Central Avenue, St. Petersburgh, FL 33701.

       Quest for Value Trust: Quest for Value Distributors, One World Financial Center, New York, NY 10281.

    (e) The period during which the securities of such company have been the underlying securities.

        Not applicable.

INFORMATION CONCERNING LOAD, FEES, CHARGES AND EXPENSES

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

            (A) the nature of such load, fee, expense or charge;

            (B) the amount thereof;

            (C) the name of  the person to  whom such amounts  are paid and  his relationship to the trust;

            (D)  the  nature  of  the  services  performed  by  such  person  in consideration for such load, fee, expense or charge.

        (1) PRINCIPAL PAYMENTS

            A deduction of 5.0% of the premium will be made from each premium payment. The deduction represents an amount the Company deems sufficient to pay state taxes and federal income tax liabilities and a proportionate amount of the sales expenses incurred by the Company.

        (2) UNDERLYING SECURITIES

            No load, fee expense or charge is assessed in connection with the purchase of the underlying securities for the Account.

        (3) DISTRIBUTIONS

            No load, fee, expense or charge is assessed in connection with distributions, except for a $25 transaction fee with respect to partial surrenders.

        (4) CUMULATED OR REINVESTED DISTRIBUTIONS OR INCOME

            All  income  and  other  distributions  earned  by  each  Fund   are
            reinvested, without charge, at net asset value in shares of the Fund.

        (5) REDEEMED OR LIQUIDATED ASSETS

            For charges associated with total surrenders, see Item 13(c).

    (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

        Not applicable.

    (c) State the amount of sales load as a percentage of the net amount invested. State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust.

        The amount of sales load will vary, depending upon the frequency and amount of premium payments and the specified amount of the Policy. Expressed as a percentage of premiums, the total deferred sales charge imposed under the Policy in the event of a total surrender will not exceed 28.5% of the sum of premiums paid up to one Guideline Annual Premium, plus 8.5% of premium payments between one and two times one Guideline Annual Premium, plus 7.5% of premium payments in excess of two times one Guideline Annual Premium, during the first two policy years. During policy years three through five, it will remain unchanged in dollar amount. During policy years six through ten, it will decline by one-sixtieth each month to zero. Under certain circumstances involving the payment of very large premiums during the first two policy years, a lesser portion of the deferred sales charge will be applied to reimburse the Company for sales and promotional expenses, to the extent required by Federal or State laws.

    (d) Explain fully the reasons for any differences in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors or employees of the depositor, trustee, custodian or principal underwriter.

        Not applicable.

    (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

        (1) MORTALITY AND EXPENSE RISK CHARGE. The Company charges the Sub-Accounts for the mortality and expense risks the Company assumes. The charge is made daily at an effective annual rate not to exceed .90% (initially, .80% during the first twelve policy years and .55% thereafter) of the value of each Sub-Account's assets. The Company estimates that .35% of this charge would be for mortality risks and .55% for expense risks. The mortality risk assumed is that insureds may live for a shorter period of time than estimated and, therefore, a greater amount of death benefits will be payable. The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than estimated.

        (2) ACCUMULATION VALUE TRANSFER CHARGE. After the twelfth transfer during any one policy year, a charge of $25 will be imposed for each transfer and deducted from the Sub-Account or Fixed Account from which the transfer is being made.

        (3) TAXES. Currently no charge is made to the Account for Federal income taxes that may be attributable to the Account. The Company may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Account may also be made.

        (4) MONTHLY DEDUCTION. Charges will be deducted monthly from the Accumulation Value of each Policy to compensate the Company for certain administrative costs, and for the cost of insurance and optional benefits added by rider. The monthly deduction will be deducted on each monthly anniversary day and allocated among the funding vehicles used (Sub-Accounts and the Fixed Account) based on the proportionate values in each funding vehicle. The monthly charges consist of the following:

            (A)  MONTHLY ADMINISTRATIVE CHARGE.   The Company has responsibility
                for the administration of the Policy and the Account. Annual administrative expenses include premium billing and collection, recordkeeping, processing death benefit claims, cash surrenders and Policy changes, reporting and overhead costs. As reimbursement for administrative expenses related to the maintenance of each Policy and the Account, the Company assesses a monthly administrative fee of $15 during the first policy year, and, currently, $5 during subsequent policy years (but never more than $10), which will not exceed the Company's costs.

            (B) COST OF INSURANCE CHARGE.  Because the cost of insurance depends upon a number of variables, this charge can vary from month to month. The Company will determine the monthly cost of insurance charge by multiplying the applicable cost of insurance rate by the Net Amount at Risk for each policy month. The Net Amount at Risk for a policy month is (a) the death benefit at the beginning of the policy month, divided by 1.0032737 (which reduces the Net Amount at Risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly interest earnings at an annual rate of 4%), less (b) the Accumulation Value at the beginning of the policy month. The Net Amount at Risk may be affected by changes in the Accumulation Value or the specified amount of a Policy.

                The cost of insurance rate is based on gender classification, attained age and rate class. The actual monthly cost of insurance rates will be based on the Company's expectations as to future experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Policy. These guaranteed rates are based on the applicable 1980 Commissioners Standard Ordinary Mortality Table and the insured's attained age at the nearest birthday. Any change in the cost of insurance rates will apply to all persons of the same age, gender classification and rate class whose Policies have been in force for the same length of time.

            (C) OPTIONAL INSURANCE BENEFITS CHARGE.  The monthly deduction  will include deductions for any optional insurance benefits added to a Policy by rider.

        (5) SURRENDER CHARGE. There is a charge potentially imposed at the time of surrender of a Policy (but not a partial surrender) which occurs prior to the end of ten years from the date of the issuance of the Policy or the effective date of any increase in specified amount under the Policy. The portion of the surrender charge applied to reimburse the Company for sales and promotional expense is based on net premium payments during the first two policy years and is described in Item 13(c). The portion of the surrender charge which reimburses the Company for certain first year administrative costs is $6.00 per $1,000 of initial specified amount. The dollar amount of the surrender charge will not change during the third, fourth and fifth years following the issue date; thereafter, it will decline monthly to zero after ten years following the issue date, assuming no increases in specified amount.

            If a policyowner increases the specified amount, a new surrender charge will be applicable in addition to the then existing surrender charge. The surrender charge applicable to the increase will be equal to the surrender charge on a new Policy whose specified amount equals the amount of the increase.

            No surrender charge will be imposed on a partial surrender; however, a $25 transaction charge will be made against the Accumulation Value.

    (e) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

        Neither the Company nor any affiliated person of the Company may receive any profit or any other benefit from premium payments under the Policies or the investments held in the Account not included in answer to Item 13(a) or (d) through the sale or purchase of the Policies or shares of the Funds, except that (1) the Company may receive a profit to the extent that the cost of insurance built into a Policy exceeds the actual cost of insurance needed to pay benefits, (2) favorable mortality or expense experience may cause the insurance provided under a Policy to be profitable to the Company, (3) on Policy loans, the Company may derive a profit on the difference between interest charged and interest credited;
       (4) the Company will compensate certain other persons, including Company agents, for services rendered in connection with the distribution of a Policy, as described in Item 38, but such payments will be made from the Company's General Account and (5) the Company will receive fees from the Funds or their advisers for making the Funds available under the Policies.

    (f) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

        Not applicable.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

    Individuals wishing to purchase a Policy must complete an application. A Policy may only be issued upon receipt of evidence of insurability satisfactory to the Company. Acceptance is subject to the Company's underwriting rules and the Company reserves the right to reject any application. The Company generally will issue a Policy only to insureds below the age of 80. Policies will be issued in accordance with the applicable state insurance laws.

    Interests in the Sub-Accounts of the Account may also be acquired by transfers, as described in Item 10(d).

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

    When a person applies for the Policy, that person will be asked to select one or more of the applicable funding vehicles to which net premium payments are to be allocated, and the applicable percentage (a whole number, at least 10%) to be allocated to each such funding vehicle. That allocation can be changed at any time with respect to future premium payments upon receipt of written notice at the Center at no charge. Premiums will be allocated as the policyowner has directed. All premiums paid, after the first premium payment, must be sent directly to the Center and will be deemed received when actually received at the Center.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

    On each valuation day of each Fund, the Account purchases or redeems shares in each Fund based on a netting of all transactions for that day, including the amount of net premiums invested in the applicable Sub-Account, transfers, policy loans and loan repayments, surrender payments, charges, and payment of benefits to be effected on that day.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

        The procedures with respect to surrenders or redemption by security holders are described in response to Items 10 (c), (d), (e) and (i).

    (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

        The Company is required to process all surrender requests as described in Item 10(c). Each Fund will redeem its shares upon the Company's request in accordance with the 1940 Act. Redeemed shares are retired although they may later be reissued if a Fund's governing documents permit.

    (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

        A Policy, once fully surrendered, may not be resold.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

        All dividend and capital gains distributions (if any) of the Funds will be automatically reinvested in additional Funds shares at their net asset value. Pursuant to the Policy, the Company will make distributions from the Account in connection with death benefits, policy loans, and Accumulation Value surrenders. Applicable procedures for such distributions are described in the answers to Items 10(c), 10(i)(6), and 21.

    (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

        Not applicable.

    (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

        Net premium payments placed in the Account constitute reserves for benefits under the Policies.

    (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

        No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

    The Company will have primary responsibility for all administration of the Policies and the Account. The administrative services provided include preparation of the Policies, maintenance of policyowners' records and all accounting, valuation, regulatory and reporting services required by the Company.

    The Company will send such reports of the Account as are presently required by the 1940 Act and regulations promulgated thereunder. The Company will also mail to policyowners, at the last known address of record at the Center, any reports required by state law. Each person having a voting interest will receive proxy material, reports, and other materials relating to the Funds.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

    (a) Amendments to such indenture or agreement.

        Not applicable.

    (b) The extension or termination of such indenture or agreement.

        Not applicable.

    (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

        Not applicable.

    (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

        Not applicable.

    (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

        The Company acts as depositor. There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

    (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

        There are no provisions relating to the appointment of a successor depositor and the procedure if a successor depositor is not appointed.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

        So long as the Policy remains in force, a policyowner may borrow money from the Company using the Policy as the only security for the loan. The maximum amount that may be borrowed is 100% of the surrender value at the time of the loan, but the Company reserves the right to limit total indebtedness to an amount which is 90% of the Accumulation Value, less the surrender charge applicable at the time of the loan. The loan may be repaid in whole or in part at any time while the Policy is in force. The minimum loan repayment is $100 or, if less, the amount of indebtedness.

        An amount equal to the loan plus interest will be withdrawn from the funding vehicles being used in proportion to the value of each funding vehicle, and transferred to the Loan Account until the loan is repaid.

        The interest rate charged on policy loans will be at the rate of 8% per year in arrears. If unpaid when due, interest will be added to the amount of the loan and will become part of the loan and bear interest at the same rate.

        The Loan Account will be credited with interest of at least 6% per year (at least 7% after the first ten policy years).

        Indebtedness equals the total of all policy loans and accrued interest on the loans. If at any time indebtedness exceeds the Accumulation Value less the surrender charge, a grace period will begin, and the Company will notify a policyowner and any assignee of record at least 31 days before the end of the grace period. If a sufficient payment to eliminate such excess indebtedness is not received by the Company within 61 days after the grace period begins, the Policy will lapse and terminate without value. The Policy, however, may later be reinstated subject to certain conditions.

        Indebtedness may be repaid any time while the Policy is in force. Additional net premium payments made by the policyowner while there is indebtedness will be applied first to reduce indebtedness. If not repaid, the Company may deduct indebtedness from any amount payable under the Policy. As indebtedness is repaid, the value in the Loan Account securing the indebtedness will be transferred from the Loan Account to the Sub-Accounts and, if applicable, the Fixed Account in the same proportion in which net premium payments are then being allocated, at the end of the valuation period during which the repayment is received.

    (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

        The portion of a Policy loan attributable to the Sub-Accounts will normally be paid within seven days after receipt of written request. The Company may postpone payment of any such policy loan whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission; (ii) the Commission by order permits postponement for the protection of policyowners; (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of any Sub-

       Account's net assets. In addition, the Company may delay the payment of policy loans secured by Accumulation Value that the policyowner paid by check until such time as the check has cleared a policyowner's bank.

        See also paragraph (a) of this Item.

    (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

        Not applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any party to such indenture or agreement.

    There are no such provisions.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

    A blanket bond for $10 million covers all of the officers and employees of the Company.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

    INCONTESTABILITY. The Company cannot contest the Policy as to the initial specified amount after it has been in force during the lifetime of the insured for two years from the issue date. A new two year contestability period will apply to each increase in specified amount beginning on the effective date of each such increase and will apply to material misrepresentations made in the application for the increase. If the Policy is reinstated, a new two year contestability period (apart from any remaining contestability period) will apply from the date of the application for reinstatement and will apply only to statements made in the application for reinstatement.

    SUICIDE. If the Insured commits suicide, while sane or insane, within two years from the issue date, the only benefit paid will be the sum of: a) premiums paid, minus the amount of any partial surrenders, minus any outstanding loan balance. In the event of lapse of a Policy, the suicide period will be measured from the effective date of reinstatement. If the insured, while sane or insane, commits suicide within two years after the effective date of any increase in insurance or any reinstatement, the Company's total liability with respect to such increase or reinstatement will be a refund of the monthly charges for its cost of insurance.

    MISSTATEMENT OF AGE OR SEX. If the age or sex of the insured is misstated, the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the correct age and sex.

                                      III.
                 ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS
                                  OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

    The Company was incorporated under the laws of Connecticut in 1865.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

        Not applicable.

    (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

        In connection with Fund Participation Agreements with the Trusts and their investment advisers or distributors, the depositor or the principal underwriter may in some instances receive fees of as much as .20% per year from the advisers or their affiliated persons for making Trust shares available and/or providing certain services such as individual contract recordkeeping.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstance surrounding such cessation.

    The Company is principally engaged in offering group and individual life and health insurance policies and annuity contracts. It is licensed to do business in 50 states, the District of Columbia and Puerto Rico. The Company is also the depositor of three other of its separate accounts registered with the Commission as unit investment trusts which fund or will fund variable annuity contracts or variable life insurance policies of the Company. They are called CG Variable Annuity Separate Account, CG Variable Annuity Separate Account II and CG Variable Life Insurance Separate Account I.

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

        (i) name and principal business address;

        (ii) nature of relationship or affiliation with depositor or the trust;

       (iii) ownership of all securities of the depositor;

       (iv) ownership of all securities of the trust;

        (v) other companies of which each person named above is presently officer, director or partner.

        See the table below. See also Item 29.

    (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

        See the table below. Each of these persons has been employed by the Company for more than five years in his or her present position or in an earlier position of lesser responsibility, except that prior to December 1994, Mr. Alexander was Director, Human Development, E.I. Dupont De Nemours, Inc. and prior to May 1993, Dr. Schaffer was Vice President, Professional Affairs, Aetna Health Plans, Aetna Life & Casualty. The address of each of them is 900 Cottage Grove Road, Hartford, CT 06152.

                     DIRECTORS AND OFFICERS OF THE COMPANY

                                      POSITIONS AND OFFICES
       NAME AND ADDRESS                  WITH THE COMPANY
------------------------------  ----------------------------------
Thomas C. Jones                 President
                                (Principal Executive Officer)
James T. Kohan                  Vice President and Actuary
                                (Principal Financial Officer)
Robert Moose                    Vice President
                                (Principal Accounting Officer)
David C. Kopp                   Corporate Secretary
                                Secretary
Stephen C. Stachelek            Vice President and Treasurer
Harold W. Albert                Director
S. Tyrone Alexander             Director and Senior Vice President
Martin A. Brennan               Director and Senior Vice President
Robert W. Burgess               Director
John G. Day                     Director and Chief Counsel
Lawrence P. English             Director and Chairman of the Board
Joseph M. Fitzgerald            Director and Senior Vice President
Faerie C. Kizzire               Director and Senior Vice President
Arthur C. Reeds, III            Director and Senior Vice President
W. Allen Schaffer, M.D.         Director and Senior Vice President
John Wilkinson                  Director, Senior Vice President
                                and Chief Financial Officer

COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds power to vote 5% or more of the outstanding voting securities of the depositor:
    (a) name and principal business address; (b) nature of business; (c) ownership of all securities of the depositor.

    The Company is a wholly-owned subsidiary of Connecticut General Corporation ("CGC"), Bloomfield, Connecticut. CGC is a wholly-owned subsidiary of CIGNA Holdings Inc., Philadelphia, Pennsylvania, which is in turn wholly-owned by CIGNA Corporation, Philadelphia, Pennsylvania. CGC is the holding company of various insurance companies, one of which is the Company.

    CIGNA Corporation has no information that any person or concern beneficially owns more than five percent of the outstanding Common Stock, except as reported on three Schedules 13G received in February 1995. The Windsor Fund Series -- Windsor Funds, Inc. ("Windsor"), Vanguard Financial Center, Valley Forge, Pennsylvania 19482, reported sole voting power and shared dispositive power as to 6,268,500 shares of Common Stock, or 8.68% of the outstanding Common Stock as of December 31, 1994. Also, Wellington Management Company ("Wellington"), 75 State Street, Boston, Massachusetts 02109, in its capacity as investment advisor to Windsor and other investment advisory clients, reported shared dispositive power as to 7,136,400 shares (which includes the shares reported by Windsor), or 9.88% of the outstanding Common Stock as of December 31, 1994, and shared voting power as to 301,200 of these shares. Finally, Sanford C. Bernstein & Co., Inc. ("Bernstein"), One State Street Plaza, New York, New York 10004, reported sole dispositive power as to 5,788,890 of such shares, or 8.02% of the outstanding Common Stock as of December 31, 1994 and sole voting power as to 2,952,350 of these shares of Common Stock as of December 31, 1994.

CONTROLLING PERSONS

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

    None.

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR
COMPENSATION OF OFFICERS

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

    (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

    (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

    (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

        Not applicable with respect to the Account. As of this date, the Account had not yet commenced operations.

COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

    (a) the aggregate direct remuneration to directors;

    (b) indirectly or through subsidiaries to directors.

        Not applicable with respect to the Account. See Item 31.

COMPENSATION TO EMPLOYEES

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

        Not applicable with respect to the Account. See Item 31.

    (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

        Not applicable with respect to the Account. See Item 31.

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

    Not applicable with respect to the Account. See Item 31.

                                      IV.
                   DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION OF SECURITIES

35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

    No sales are currently being made. It is proposed that Policies will initially be offered in all jurisdictions where the Company has the authority to sell the Policies. The sale of the Policies has not been discontinued in any states.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

    Not applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc., and which denial was subsequently rescinded.

        (1) Name of officer, agency or body.

        (2) Date of denial.

        (3) Brief statement of reason given for revocation.

        Not applicable.

    (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

        Not applicable.

38. (a) Furnish  a  general  description  of  the  method  of  distribution   of
        securities of the trust.

        The Company plans to distribute the Policies through the Account's principal underwriter, CIGNA Financial Advisors, Inc. ("CFA"), which is a broker-dealer registered with the Commission, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company and CFA expect to enter into selling agreements with other broker-dealers and insurance agencies to distribute the Policies.

    (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

        Not applicable.

    (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

        Not applicable.

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state of other sovereign power under the laws of which each underwriter was organized and the date of organization.

        CFA is a Connecticut corporation incorporated in 1967.

    (b)   State  whether   any  principal   underwriter  currently  distributing
       securities of the trust is a member of the National Association of Securities Dealers, Inc.

        Not applicable.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

        Not applicable.

    (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

        (1) The nature of such fee or participation.

        (2) The name of the person making payment.

        (3) The nature of the services rendered in consideration for such fee or participation.

        (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

            Not applicable.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

        CFA, a registered broker-dealer and a registered investment adviser, engages both in the distribution of securities, principally investment company securities, and in the provision of investment advice to a variety of clients. It is the principal underwriter for three other registered separate accounts of the Company, CG Variable Annuity
        Separate Account, CG Variable Annuity Separate Account II, and CG Variable Life Separate Account I.

    (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

        Not applicable.

    (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

        Not applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter: (a) name and principal business address; (b) position with principal underwriter; (c) ownership of securities of the trust.

    Not applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

    Not applicable.

OFFERING PRICE OR ACQUISITION VALUATION OF
SECURITIES OF THE TRUST

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

        (1) The source of quotations used to determine the value of portfolio securities.

            Each Fund's shares are valued at net asset value as supplied to the Company by the Fund or its agent.

        (2) Whether opening, closing, bid, asked or any other price is used.

            See Items 44(a)(1) and 16.

        (3) Whether price is as of the day of sale or as of any other time.

            See Item 16.

        (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

            The Account's assets and liabilities (such as charges against the Account) are valued in accordance with generally-accepted accounting principles on an accrual basis. The Company does not currently intend to create a reserve for its Federal income taxes.

        (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

            Not applicable.

        (6) Whether adjustments are made for fractions:

            (i) before adding distributor's compensation (load); and

            (ii) after adding distributor's compensation (load).

            Not applicable because the Account does not compute per-unit values and sales loads in the manner presupposed by this Item and Item 44(b). Appropriate adjustments will be made for fractions in all computations.

    (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as the latest practicable date.

        No Policies have yet been offered for sale to the public.

    (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

        The Company does not require a premium payment of a fixed amount at fixed intervals for a specified time period. A policyowner may, subject to the limitations set forth in Item 10(i), pay premiums at any frequency in any amount. Nonetheless, policyowners will need to pay sufficient premiums to maintain adequate surrender value to pay monthly charges, including the cost of insurance. The cost of insurance will vary, depending upon the insured's age, gender classification and risk classification. In addition, there will be additional charges if optional insurance benefits are elected.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith.

    Not applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

        (1) The source of quotations used to determine the value of portfolio securities.

            See Item 44(a)(1).

        (2) Whether opening, closing, bid, asked or any other price is used.

            See Item 44(a)(2).

        (3) Whether price is as of the day of sale or as of any other time.

            As of the day a request for surrender is received at the Center.

        (4)  A  brief  description  of  the  methods  used  by  registrant   for
            determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

            See Items 44(a)(4) and 18(c).

        (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities:

            See Item 10(c).

        (6) Whether adjustments are made for fractions.

            Not applicable.

    (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at latest practicable date.

        No Policies have yet been offered for sale to the public.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES
FROM AND TO SECURITY HOLDERS.

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

    The Company will invest net premiums, through the Account, in shares of the underlying Funds at net asset value and allocate them to the Sub-Accounts designated by a policyowner. Shares of the Funds are currently sold only to the Company and to other life insurance companies to support their obligations under variable annuity and variable life insurance contracts and are not sold directly to the general public. The Company may redeem sufficient shares of the appropriate Fund to pay death benefits, benefits at maturity, or surrender proceeds, or for other purposes contemplated by the Policies. In addition, if a policyowner elects to transfer Accumulation Value among the Sub-Accounts, the Company may redeem shares held in any Sub-Account from which a transfer is made and purchase shares for any Sub-Account into which Accumulation Value is transferred. See Item 10(c).

                                       V.
                       INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

    (a) Name and principal business address.

    (b) Form or organization.

    (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

    (d) Name of governmental supervising or examining authority.

    Not applicable.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

    Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

    The assets of the Account are not chargeable with liabilities arising out of any other business that the Company may conduct except to the extent such assets exceed liabilities arising under the variable portion of the Policy. The income, capital gains, and capital losses of each Sub-Account are credited to or charged against the assets held in that Sub-Account in accordance with the terms of each Policy, without regard to the income, capital gains and capital losses of any other Sub-Account.

                                      VI.
                      INFORMATION CONCERNING INSURANCE OF
                             HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

    (a) The name and address of the insurance company.

        The  name and address of the Company are set forth in the answer to Item
       2.

    (b) The types of Policies and whether individual or group Policies.

        The Policy is an individual flexible premium variable life insurance policy.

        Under circumstances described in Item 10(d), a Policy may be converted to a permanent life insurance policy with death benefits that do not vary based on the performance of a separate account. The Policies are issued on an individual basis.

    (c) The types of risks insured and excluded.

        Death benefits, in an amount chosen by the insured. The Company assumes the risk that the deductions made for mortality risks will prove inadequate to cover actual mortality costs. The Company also assumes the risk that deductions for expenses may be inadequate.

    (d) The coverage of the Policies.

        See Paragraph (c) of this Item. The minimum specified amount is $50,000. Death benefit proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges and increased by any unearned loan interest.

    (e) The Beneficiaries of such Policies and the uses to which the proceeds of Policies must be put.

        The recipient of the benefits of the insurance undertakings described in
       Item 51(c) is either the owner or the beneficiary under a Policy. There are no restrictions on the use of the proceeds other than those established by a policyowner.

    (f) The terms and manners of cancellation and of reinstatement.

        The insurance undertakings described in Item 51(c) are an integral part of a Policy and may not be terminated while a Policy remains in effect.

    (g) The method of determining the amount of premiums to be paid by holders of securities.

        See Items 13(a) and 13(d) for the amount of charges imposed. See Items 10(c), 10(i) and 44(c) for the manner in which the premium is determined.

    (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

        Not applicable.

    (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

        No person other than the Company receives any part of the amounts deducted for assumption of mortality and expense risks.

    (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

        None.

                                      VII.
                              POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination of substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

        See Items 10(g) and 10(h) as regards the Company's right to substitute any other investment for shares of any Fund.

    (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

        Not applicable.

    (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

        (1) the grounds for elimination and substitution;

        (2) the type of securities which may be substituted;

        (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

        (4) whether such substituted securities may be the securities of another investment company; and

        (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

            See Items 10(g) and 10(h).

    (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

        None.

53. (a) State the taxable status of the trust.

        The Company does not initially expect to incur any income tax upon the earnings or the realized gains attributable to the Account. Accordingly, the Company does not intend to create a reserve for its Federal income taxes attributable to the Account. If, however, the Company determines that it may incur such taxes, it may assess a charge for those taxes from the Account.

        Under current laws the Company may incur state and local taxes (in addition to premium taxes) in several states, and will incur certain federal tax liabilities in connection with the Policies. The premium load of 5.0% is intended to defray such obligations.

    (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualification during the current taxable year.

        Not applicable. See Item 53(a).

                                     VIII.
                     FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

    Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

    Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during each period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

    Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

    Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

    Not applicable.

59. Financial statements:

    (a) FINANCIAL STATEMENTS OF THE TRUST

        Not applicable. The Trust is newly organized.

    (c) FINANCIAL STATEMENTS OF THE DEPOSITOR


        Consolidated balance sheets of the Depositor and its subsidiaries as of December 31, 1994 and 1993, together with related consolidated statements of income and retained earnings and cash flows for the years ended December 31, 1994, 1993 and 1992, are incorporated by reference to Pre-Effective Amendment No. 2 to registrant's Registration Statement on Form S-6 under the Securities Act of 1933 (File No. 33-89238), filed December 1, 1995.

                     CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in this Amendment No. 1 to the registration statement of CG Variable Life Insurance Separate Account II on Form N-8B-2 of our report dated February 13, 1995 relating to the consolidated financial statements of Connecticut General Life Insurance Company.


/s/ Price Waterhouse LLP

PRICE WATERHOUSE LLP
Hartford, Connecticut
December 1, 1995

                                      IX.
                                    EXHIBITS

A. (1) July 6, 1994 Resolution of the Board of Directors of the Company authorizing establishment of the Account.

     (2) Not applicable.

     (3) (a) See Exhibit 3(b).
         (b) Form of selling agreement among depositor, principal underwriter and selling dealers.*
        (c) Schedule of sales commissions.

     (4) Not applicable.


     (5) (a)Proposed form of individual Policy (Form LN 605), together with riders LR434, LR435, LR436 and LR437 and with unisex provisions LN605AA.**



        (b)Proposed  form  of   group  Policy  (LN616),   together  with   group
           Certificate (LN617), and riders LR462, LR463, LR464, LR465, LR466 and LR467.


     (6) (a) Certificate of Incorporation of the Company.*
         (b) By-laws of the Company.*

     (7) Not applicable.

     (8) Fund participation agreements between the depositor and certain of the underlying investment companies and affiliated persons.

        (a) To be filed by Amendment.

     (9) Not applicable.


    (10) Variable Life Application Forms B10244***, B10295 and B10296.


B.  (1) Not applicable.

    (2) Not applicable.

C.  Not applicable.


  * Incorporated by reference to Exhibits of Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 33-83020) filed June 22, 1995 by CG Variable Annuity Separate Account II as registrant and the Company as depositor.



 ** Incorporated  by reference to Exhibit A(5) of Registration Statement on Form
    N-8B2 (File No. 811-8970) filed March 13, 1995 by CG Variable Life Insurance Separate Account II as registrant.



*** Incorporated by reference to Exhibit A(10) of Registration Statement on Form
    N-8B2 (File No. 811-8970) filed March 13, 1995 CG Variable Life Insurance Separate Account II as registrant.

                                   SIGNATURE


    Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this Amendment No. 1 to this registration statement on Form N-8B-2 (File No. 811-8970) to be duly signed on behalf of the registrant in Bloomfield, Connecticut on the 27th day of November, 1995.


                          CG VARIABLE LIFE INSURANCE SEPARATE ACCOUNT II (Name of Registrant)


                          By: __________________THOMAS C. JONES_________________
                              Thomas C. Jones
                              President
                              Connecticut General Life Insurance Company


                          CONNECTICUT GENERAL LIFE INSURANCE COMPANY
                          (Name of Depositor)


                          By: _______________THOMAS C. JONES______________(Seal)
                              Thomas C. Jones
                              President


Attest:


______________/S/ EDWIN L. KERR______
Edwin L. Kerr
Counsel